JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

28 May 2003



SEC MAIL PROCESSING
RECEIVED
JUN 0 2 2003
WASH. D.C.
SECTION

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America



03022461

Dear Sirs



SUPPL
PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re Mysore Breweries Limited - **Dated 21 May 2003**

Preliminary Announcement - **Dated 22 May 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704 USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286 USA

SABMILLER'S INDIAN SUBSIDIARY, MYSORE BREWERIES LIMITED, IN NEW STRATEGIC JOINT VENTURE



JUN 0 2 2003

London and Johannesburg, 21 May 2003. SABMiller plc announces today that its Indian subsidiary, Mysore Breweries Limited (Mysore), has entered into a joint venture with Shaw Wallace and Company Limited (Shaw Wallace). Mysore will, on completion, hold 50% in a company called Shaw Wallace Breweries Limited (Shaw Wallace Breweries), which will hold the combined brewing interests and licences of the two businesses. The cost of the investment is US$132.8 million, being the book value of the net assets and cash, contributed in exchange for Mysore's 50% interest in Shaw Wallace Breweries.

Graham Mackay, Chief Executive, commented: "Shaw Wallace Breweries will be a powerful new force in Indian brewing. It brings together the local knowledge, brands and experience of our new partners with our best operating practices in a combination that will be considerably stronger than the sum of its parts.

"Mysore is now in a position to take advantage of the 11% per annum growth in the Indian beer market through the joint venture's leading positions in the key beer consuming states of India."

Shaw Wallace has produced beer in India since 1974, is the second largest brewing group in India and currently operates through 7 owned and 11 contracted breweries situated in key beer producing states throughout the country.

Shaw Wallace's key brands include Haywards and Royal Challenge. Importantly, Haywards is the dominant brand in the fast growing strong beer segment.

ENDS

For further information:

Sue Clark
Director of Corporate Affairs, SABMiller plc
+44 (0) 20 7659 0191
Mobile: +44 (0) 7850 285 471

Nick Chaloner
Communications Director, +44 (0) 20 7659 0119
SABMiller plc Mobile: +44 (0) 7880 502 755

Anna Miller Salzman
Head of Investor Relations, +44 (0) 20 7659 0106
SABMiller plc Mobile: +44 (0) 7973 837 070

This announcement is available on the company website, www.sabmiller.com

Notes for editors

1. SABMiller plc

SABMiller plc is one of the world's largest brewers, with pro forma 2001/02 lager volumes in excess of 124 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

SABMiller plc is listed on the London and Johannesburg stock exchanges.

2. SABMiller in India

SABMiller has operated in India since October 2000, when it bought Narang Breweries, located near Lucknow, in the state of Uttar Pradesh. In June 2001, SABMiller acquired a controlling interest in Mysore Breweries Limited, and, in November 2001, announced the acquisition of a controlling interest in Rochees Breweries Limited. In India, SABMiller has some 8% of the overall beer market and its key brands include Castle Lager and Knock-Out.

SABMiller India's brewing assets were recently merged under Mysore with a brewing presence in Uttar Pradesh, Maharashtra, Karnataka, and Rajasthan, and it has recently acquired a licence and an incomplete brewery in Andhra Pradesh.

3. Shaw Wallace

Shaw Wallace has produced beer in India since 1974, is the second largest brewing group in India and currently operates through 7 owned and 11 contracted breweries situated in key beer producing states throughout the country. Annual beer sales volumes of Shaw Wallace are estimated to be 27% of the total Indian beer market.

Shaw Wallace has built an extensive distribution network in key states covering some 35,000 retailers and 600 distributors.

Shaw Wallace's key brands include Haywards and Royal Challenge. Importantly, Haywards is the dominant brand in the fast growing strong beer segment.




SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C. 155 SECTION

PRELIMINARY ANNOUNCEMENT

Ref 08/2003

Strong Organic Earnings Growth and Expansion

London and Johannesburg, 22 May 2003. SABMiller plc today announces its preliminary (unaudited) results for the year to 31 March 2003. Highlights are:

Financial

	2003 US$m #	2002 US$m	% change
Turnover	**9,112**	4,364	109
- excluding Miller	**5,639**	4,364	29
EBITA *	**1,270**	766	66
- excluding Miller	**1,020**	766	33
Profit before tax	**770**	606	27
Adjusted profit before tax	**1,107**	668	66
Adjusted earnings	**581**	350	66
Adjusted earnings per share			
- US cents	**54.0**	48.7	11
- UK pence (up 3%)	**34.9**	34.0	
- SA cents (up 9%)	**513.0**	472.5	
Basic earnings per share (US cents)	**27.5**	40.7	(32)
Dividends per share (US cents)	**25.0**	25.0	-

Includes Miller Brewing Company for nine months, except where indicated.

* *Earnings before interest, taxation and goodwill amortisation, and before exceptional items (see note 4).*

Note: Adjusted profit before tax and adjusted earnings exclude exceptional items and goodwill amortisation.

Operational

- **Total beverage volumes up 52% to 151.4 million hectolitres (hls), organic growth of 3.0%**
- **Total lager volumes increase 65% to 115.8 million hls, organic growth of 4.2%**
- **Strong performances and EBITA margin improvement in Beer South Africa, Europe and Africa & Asia**
- **Adjusted earnings per share increase by 11%**
- **Miller Brewing Company acquired and being integrated into the group**
- **Birra Peroni and Shaw Wallace transactions announced**

Statement from Meyer Kahn, Chairman

"This has been a year of outstanding growth from our businesses in South Africa, Europe and Africa & Asia. Strong operational performances and favourable currency movements have led to an increase in EBITA of 33% from our businesses excluding Miller.

The acquisition of Miller, an important strategic step for the group, was completed in July. We remain confident that integrating the business into the group and building a platform for growth can be achieved within three years.

Today, SABMiller has a brewing presence in over 40 countries. Through our geographic reach and balance, the quality and breadth of our brand portfolio and our widespread distribution network, we are well placed to continue delivering shareholder value."

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Nick Chaloner	Communications Director	Mob: +44 7880 502755
Anna Miller Salzman	Head of Investor Relations	Mob: +44 7973 837070
Ciaran Baker	Head of Corporate Communications	Mob: +44 7979 954493
Angus Maitland	The Maitland Consultancy Ltd	Tel: +44 20 7379 5151
Philip Gawith	The Maitland Consultancy Ltd	Tel: +44 20 7379 5151

A live webcast of the management presentation to analysts will begin at 9.30am (BST) on 22 May 2003.
This announcement, a copy of the slide presentation and video interviews with management are available on the SABMiller plc website at www.sabmiller.com . Video interviews with management can also be found at www.cantos.com.

Pictures for the media are available from www.newscast.co.uk.

Copies of the press release and the detailed Preliminary Announcement are available from the Company Secretary at the Registered Office, or from 2 Jan Smuts Avenue, Johannesburg, South Africa.

Registered office: Dukes Court, Duke Street, Woking, Surrey, GU21 5BH

Telephone: +44 1483 264000
Telefax: +44 1483 264117

Incorporated in England and Wales (Registration Number 3528416)

Business review

During the past year we have clearly positioned SABMiller as a leader in the global beer market. The acquisition of Miller Brewing Company and, more recently, transactions with Birra Peroni and Shaw Wallace demonstrate the considerable financial strength of the group as it continues to expand. We have achieved organic sales growth and productivity improvements across many of our markets, and added to our established positions with a number of smaller acquisitions in Europe and Africa & Asia.

Total group beverage volumes of 151.4 million hectolitres (hls) were 52% above last year's 99.4 million hls (organic growth 3%). Lager volumes were up 65% to 115.8 million hls, with organic growth of 4.2%. Beer South Africa recorded a second consecutive year of growth, with volumes up 0.8% to 24.4 million hls. Other beverages totalled 35.6 million hls.

Our widespread portfolio of businesses delivered an impressive financial performance over the year. Turnover, including share of associates, increased by 109% to US$9,112 million (organic growth 17.8%) and EBITA grew 66% to US$1,270 million, driven by continued focus on volume growth, productivity and cost containment. EBITA margins have continued to improve in most of our businesses, reaching 18.1% for the group excluding Miller. The lower EBITA margin at Miller has diluted the group's margin in comparison with the prior year. Adjusted earnings were up by 66%, to US$581 million, with adjusted earnings per share of 54 US cents, up 11% on the prior year.

The board has proposed a final dividend of 18.5 US cents per share, making an unchanged total of 25 US cents per share for the year. The dividend is covered 2.2 times by adjusted earnings and is in line with our declared aim of achieving dividend cover of 2.2 to 2.5 times. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 30 July 2003.

North America

We acquired Miller Brewing Company in July 2002. In the nine month reporting period, after adjusting for a distributor stock reduction programme implemented in March, total Miller volume was down 3.7% with domestic volume falling by 4.5% (6.2% before adjustment). Contract brewing volumes grew 3.6% and international volumes grew by 6.6%.

EBITA for the nine month period is US$250 million, before exceptional items, reflecting volume decline, as well as the negative impact of brand, pack and geographic mix, increased cost of raw materials and greater energy costs, offset partly by higher selling prices. EBITA for the period was determined after providing for a number of significant one-time charges associated with the Flavoured Malt Beverage (FMB) brands, Sauza Diablo and Stolichnaya Citrona, and the reduction of four and one half days of inventory held in distributor warehouses.

Since acquiring the business we have commenced the integration of Miller into the group and strengthened the management team, whilst developing our longer term strategy and action plans to deliver value. We expand on these issues in the operational review, below.

Central America

Our Central America business delivered a first full year EBITA contribution of US$56 million, before exceptional items, which was below our expectations. This was largely due to aggressive, and in our view unsustainable, price-based competition in the carbonated soft drinks (CSD) market in El Salvador. Since acquisition we have undertaken a major restructuring of the business, reducing costs and rationalising headcount and have brought in management with extensive CSD experience. We are confident that the CSD profit pool in El Salvador will be re-established over time and that the changes we have made in the business, combined with positive forecasts for economic growth, will deliver improved earnings performance in the year ahead.

Europe

Our Europe operations delivered another excellent year of profit growth. EBITA was up 39% to US$275 million with almost every country improving volumes, market share and margins. Poland, our largest contributing business, grew EBITA strongly on the back of 9% volume growth. Volumes in our Russian business grew 27% following the introduction of new brands and packaging. The Pilsner Urquell brand grew volumes by 12% in the Czech Republic, and volumes outside the country increased by 17% to 653,000 hls.

On 14 May 2003, the group announced it had reached an unconditional agreement to acquire a majority interest in Birra Peroni, the number two brewer in Italy, with rights to increase the holding in the future. The transaction is expected to close within three weeks and SABMiller will have an initial stake of between 51% and 60%, to be determined on closing. The acquisition will be funded in cash, from existing resources.

Africa & Asia

Africa & Asia performed exceptionally well, with EBITA up 36% to US$233 million. Africa benefited from strong volume growth in key markets, market share gains and the results of successful acquisition activity. Our equity accounted associate, Castel, also delivered strong results. In China, the Wuhan and Blue Sword acquisitions have been successfully integrated and EBITA has more than doubled. In India we achieved our target of break even at the operating profit level in our first full year incorporating four operating units.

On 21 May 2003, we announced that SABMiller had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions us well in the high growth Indian beer market.

South Africa

Beer South Africa EBITA grew by 18% to US$338 million, with volumes up 0.8%. Operating performance in this business is at an all time high, with operating margin up 80 basis points. Improved productivity offset significant increases in raw material prices and higher marketing spend on new product development and introductions into the market place.

ABI succeeded in delivering good results through volume growth and overhead productivity gains, and EBITA increased by 24%. Southern Sun achieved strong earnings growth this year with positive operational contributions coming from both the hotel and gaming divisions.

Outlook

The global economic and socio-political outlook remains uncertain. However, SABMiller is a business which has geographic reach and balance, a quality brand portfolio, a widespread distribution network and financial strength, and it remains well placed to continue to deliver value for shareholders.

We have commenced our restructuring of the Miller organisation, but major benefits will only be evident over time. There are some positive signs in Central America, although competitive pressures remain. Our other businesses have all performed extremely well, and it is expected that this momentum will continue into the current year.

Operational review

North America

Financial summary	2003* US$m
Turnover	3,473
EBITA**	250
EBITA margin (%)	7.2
Sales volumes (hls '000's)	
- Lager – excluding contract brewing	*33,852*
– contract brewing	*8,172*
- Carbonated soft drinks (CSDs)	*55*

** Nine months.*
*** Before exceptional items being integration costs of US$17 million and Tumwater brewery closure costs of US$35 million.*

We acquired Miller Brewing Company in July 2002, giving the group access, through a national player, to a growing beer market with the world's largest profit pool, and at the same time diversifying the currency and geographic risk of the group.

Since acquisition, we have commenced the integration of Miller into the group, and we have made some important changes to the management team. Norman Adami, previously Chief Executive of our highly successful Beer South Africa business, was appointed as President and Chief Executive in February 2003. Whilst a number of tactical initiatives have been implemented in the period under review, we are focused on developing our longer term strategy and action plans to deliver value.

In the nine month reporting period, US beer industry volumes were affected by low consumer confidence, a lacklustre economy, recent world events, and poor weather, resulting in industry volumes being level with those of the prior year. Total Miller volume, after adjusting for a distributor stock reduction programme implemented in March, was down 3.7% with domestic volume falling by 4.5% (6.2% before adjustment). Certain of Miller's core brands have been losing market share for a number of years. However, the rate of decline increased over the past year and we believe this to be due to a combination of factors including loss of management focus on core brands following the introduction of four FMBs and perhaps some understandable disruption during the transaction and subsequent integration into SABMiller. Contract brewing volumes grew 3.6% and international volumes grew by 6.6%.

EBITA, for the nine month period, of US$250 million, before exceptional items of US$52 million, reflects the impact of the volume decline, as well as negative brand, pack and geographic mix, increased cost of raw materials and greater energy costs, partly offset by higher selling prices. There were also a number of significant one-time restructuring charges including costs associated with the uplift and write-off of excess production of the FMB brands, Sauza Diablo and Stolichnaya Citrona, and the reduction of four and one half days of inventory held in distributor warehouses, which together amount to US$40 million. A further US$16 million of FMB launch costs, as reported in our interim results, were also expensed during the year. Before taking account of the exceptional and other costs referred to above, EBITA for the nine month period was US$306 million.

A number of tactical initiatives, noted above, have been implemented in respect of Miller Lite and Miller Genuine Draft (MGD). New packaging for Miller Lite was introduced at the beginning of this year and the recent advertising has attracted considerable consumer attention, particularly with the 21-28 year old target audience. This increase in brand visibility will be followed up with a clear repositioning of the brand itself in the autumn of 2003. Supporting these brand initiatives is the high quality of the Miller Lite product which has been recognised and is evidenced by Miller Lite winning its third gold medal at the 2002 World Beer Cup. Miller High Life enjoyed modest volume gains, continuing the 2% per annum growth trend established with the 1998 brand repositioning. Award winning advertising, innovative packaging initiatives and a recent low calorie brand extension have contributed to the success of this brand. We will continue to invest behind this brand, building on our success.

SKYY Blue has become the fourth largest spirits branded FMB in the US with volumes totalling over 500,000 hls since its introduction in April 2002. We continue to view the FMB segment of the market as offering value and will invest appropriately behind our brands.

Exports and international sales of Miller brands, led by MGD, continue to provide volume growth and stable income. We expect to achieve further growth in this area through leveraging the distribution network across the SABMiller group during the current year.

Much work is being undertaken on rebuilding the Miller brands and reshaping the portfolio. We will reposition the Miller trademark based upon extensive in-depth consumer research and mapping, with the first elements of the new architecture becoming visible in autumn 2003. We will, during the next 18 months, also be implementing initiatives to strengthen sales and distribution based upon our experience in other parts of the SABMiller group. These initiatives include prioritisation of local markets, improved channel management, strengthening and reorganising our sales force and improved management of distributors.

It will take time for the benefits of the brand repositioning and sales and distribution initiatives to become evident. However, we have identified opportunities to reduce costs over and above those included in the US$50 million of synergies described at the time of the acquisition. Importantly, we are also upgrading the performance management systems across the organisation and will be taking appropriate actions to implement a productivity and cost reduction programme.

Miller profitability will be impacted over the next two to three years by the current volume declines, adverse mix effects and the ongoing restructuring and reorganisation necessary to establish our platform for growth, although we are confident that our efforts will deliver shareholder value in the medium term. For the current financial year, we expect that EBITA, pre exceptional and before restructuring and reorganisation costs, will be trending lower than comparable previous periods.

Central America

Financial summary	2003 US$m	2002* US$m
Turnover	**514**	186
EBITA**	**56**	22
EBITA margin (%)	**10.8**	11.9
Sales volumes (hls '000's)		
- Lager	***1,747***	*624*
- Carbonated soft drinks (CSDs)	***6,257***	*2,231*
- Other beverages	***2,499***	*824*

** Four months.*
*** Before exceptional items being reorganisation costs of US$12 million in 2003.*

The current year represents the first full year of the group's ownership of its Central American investments. The period under review was characterised by weak economic performance in both El Salvador and Honduras and strong competitive pressures in the CSD market, particularly El Salvador. Major structural changes, aimed at establishing a foundation for future growth, have been actioned in both of our businesses.

Against this broad background, CSD volumes were down in both El Salvador and Honduras, registering a 6.9% decline in total versus the comparable prior year. In particular, El Salvador endured the entry of an aggressive CSD competitor, which has effectively led to a short-term and, we believe, unsustainable reduction in prices. Lager volumes fared better, and were flat on a pro forma basis. Honduras achieved a 4.4% growth – the first time that growth has been achieved in four years, but there was a 6.5% decline in El Salvador. Water volumes in El Salvador were up 1%.

Sales declines have depressed the reported EBITA performance and reduced operating margins. However, the year has been one of major structural change. The restructuring of our Central American businesses has proceeded well. In each country we have merged the sales and distribution functions for beer and CSDs. We have rationalised packaging assets in the businesses and closed certain production and distribution sites. Across the region we have merged our back office operations and integrated our financial systems. The above has resulted in significant headcount reduction in both countries' operations and will lead to substantial savings in future financial years. The El Salvadorian companies have been merged and we expect to do the same in Honduras in the current year.

The strategy is to continue the conversion of the company into a marketing focussed enterprise with a strong portfolio of relevant brands. A number of brand and packaging changes are planned, and these should support improved performance in the market place.

Initiatives are also in place to improve production efficiencies with the roll out of the World Class Manufacturing initiative, continued rationalisation of surplus facilities and ongoing sales and distribution integration.

Europe

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**1,646**	1,280	29
EBITA	**275**	198*	39
EBITA margin (%)	**16.7**	15.5	
Sales volumes (hls '000's)			
- Lager	***24,472***	*22,359*	*9*
- Lager comparable	***24,240***	*22,359*	*8*
- Other beverages	***137***	*178*	*(23)*

** Before exceptional items of US$8 million.*

The division enjoyed another excellent year of profit growth with EBITA up 39%. Lager comparable volumes grew 8% assisted by good summer weather in our two key markets of Poland and Czech. Productivity (measured in hectolitres per person per annum) improved by 12% and contributed to the 120 point expansion in EBITA margin. Currencies in central Europe have strengthened against the US dollar, and this has contributed to the improvement in reported results.

Growth in the Polish beer market was 5% for the twelve months to March 2003. Kompania Piwowarska (KP) outperformed the industry with a volume increase of 10%, reaching 32% market share. A new brand Debowe, competing in the strong beer segment, had a highly successful launch capturing over 20% of that segment within nine months. Recently, we announced the acquisition of Browar Dojlidy Sp. z.o.o. for US$38 million. This acquisition has now secured all regulatory approvals and provides us with an economy brand in the mainstream segment, adding a third production facility and improving KP's representation in the east of the country.

In the Czech Republic, the Pilsner Urquell group exceeded expectations. The overall market declined, as anticipated, by around 1% this past year. However, we saw volumes grow by 4%, signalling good market share gains. In particular, the premium Pilsner Urquell brand grew by some 12%, assisting margin expansion. Local management is to be commended on rapid reaction to, and recovery from, the devastating floods in August.

Our international premium brand Pilsner Urquell continues to perform well in the key export markets of the USA, Germany, and the United Kingdom. Sales volumes in these markets are encouraging, with volumes up 13%, 17% and 60% respectively on the prior year. In total, volumes of Pilsner Urquell outside the Czech Republic have increased by 17% to 653,000hls. The stand-alone Pilsner Urquell business in the USA was integrated with the Miller Brewing Company operations shortly after the financial year end and this will provide a strong platform for the future potential of the brand in this market.

In Russia, industry volumes were up some 9% for the year and SABMiller enjoyed a sharp recovery in the second half to end the year with 27% growth. This followed the introduction of cans, a new brand Try Bogatyrya launched into the growing mainstream segment, and the newly licensed production of Kozel from our Czech brand portfolio. MGD, Holsten and Pilsner Urquell volumes all more than doubled and our share of the Russian premium segment is now over 10%. Expansion to 3.5 million hectolitres at the Kaluga brewery is virtually complete and well within budget.

In Hungary, general price stability continued, assisting overall industry profitability. Our Dreher subsidiary's volumes were up 5% against the industry's 3% and profits and cash flow surged during the year. Romania's beer market continues to disappoint with virtually stagnant volumes. However, SABMiller's volumes grew organically by 12% and this, together with ongoing synergy developments from the prior year's Timosoreana acquisition, boosted Romania's profitability albeit off a small base. Slovakia continues to benefit from management and marketing integration with the Pilsner Urquell group. Volumes were up 14% and our market share is now 25%. The Canary Islands have suffered from the decline in global tourism and the beer industry lost ground this past year; volumes were down by 3% though profits improved slightly.

Within Central and Eastern Europe, consolidation of the brewing industry continues. SABMiller expects to maintain a leading position in the region, and to continue competing effectively.

Africa and Asia

Financial summary	**2003 US$m**	2002 US$m	% change
Turnover	**1,209**	946	28
EBITA	**233**	171	36
EBITA margin (%)	**19.2**	18.1	
*Sales volumes (hls '000's) **			
- Lager	***31,332***	*23,141*	*35*
- Lager comparable	***23,686***	*22,797*	*4*
- Carbonated soft drinks (CSDs)	***4,206***	*3,648*	*15*
- Other beverages	***9,920***	*10,204*	*(3)*

**Castel volumes of 10,680 hls '000's (2002: 9,633 hls '000's) lager, 8,925 hls '000's (2002: 7,489 hls '000's) carbonated soft drinks, and 804 hls '000's (2002: 569 hls '000's) other beverages are not included.*

Africa

Africa performed exceptionally well in the year under review with the momentum reported at the half year carrying through to the year-end. The region benefited from strong volume growth in key markets, market share gains in our competitive markets and successful acquisition activity in a number of countries.

Clear beer growth of 3.2% in our African businesses was achieved with strong performances from Tanzania, Mozambique and Ghana. Tanzania experienced a good agricultural harvest, beer market growth and additional volume from the restructuring of our East African operations; whilst Mozambique benefited from the Laurentina acquisition. Ghana enjoyed strong market share gains. Our soft drink volumes grew by 15.3% as a result of the inclusion of Zambia bottlers following the February 2002 acquisitions and an outstanding performance from Angola, where we exceeded the one million hectolitre mark and achieved organic growth of 41.2% following the end of the civil war and an improving economy. Traditional beer, however, ended below prior levels following the decision to exit the low margin bulk beer segment in Zambia.

The introduction of VAT in Botswana, which resulted in across the board consumer price increases, curbed the strong sales momentum enjoyed in prior years. US dollar weakness assisted reported results in Botswana, Lesotho and Swaziland but did not impact other African currencies to the same extent.

Our SABMiller pan-African premium brands, Castle Lager and Castle Milk Stout, grew 17% in total over prior year. Other key market initiatives included the successful launch of Eagle Lager in Uganda, an innovative sorghum based clear beer aimed at the low-income segment of the market. The product has been well received and aided market share growth in this competitive environment.

Throughout the region, the momentum in terms of unit cost reduction was maintained via the combined effect of the application of our Manufacturing Excellence Programme as well as purchasing, logistics and working capital savings delivered by Sabex, our Johannesburg-based procurement subsidiary.

Associate volumes and earnings include Zimbabwe, which held up reasonably well despite experiencing difficult political and economic conditions, and earnings include our newly acquired stake in Kenya Breweries with effect from December 2002.

The Castel group, in which we have a 20% interest, posted strong results with clear beer and soft drink volume growth of 10.9% and 19.2% respectively. Operational benefits have been achieved by both groups from the relationship, including areas such as procurement. We have recently entered Algeria with a joint investment in soft drinks, to be supplemented with brewing in the short term and we continue to evaluate other opportunities.

Asia

Within Asia, our Chinese joint venture performed well with a key area of achievement being the successful integration of the Wuhan and Blue Sword acquisitions. Volumes reached the 24 million hectolitre mark for clear beer and total volumes exceeded 27 million hectolitres. The Chinese beer market is now estimated to be the biggest in the world by volume. The roll-out of the Snowflake brand throughout our 30 Chinese breweries continues, with the brand achieving volumes in excess of five million hectolitres during the year.

Organic volume growth for the year of 5.7% was achieved against total volume growth of 45.3%. EBITA growth in China more than doubled year on year.

In India we achieved our target of break even at the operating profit level in our first full year with the expanded base of four operating units, including the acquisition of the Rochees brewery in Rajastan which was finally completed towards the end of the period. During the year we launched Castle Lager in Mumbai, Bangalore and Delhi with encouraging early signs.

On 21 May 2003, we announced that SABMiller had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions us well in the high growth Indian beer market.

South Africa:

Beer South Africa

Financial summary	**2003 US$m**	2002 US$m	% change
Turnover	**1,270**	1,112	14
EBITA	**338**	287	18
EBITA margin (%)	**26.6**	25.8	
Sales volumes (hls '000's)	***24,428***	*24,246*	*1*

Volumes grew by 0.8%, despite the continuing tough trading conditions and the period under review not benefiting from the inclusion of Easter. Positive growth in the second half of the year, particularly over the important peak season, was driven by favourable weather conditions and the diminishing surplus in the wine lake. Beer price increases at the retail level were lower than for other liquor types, with evidence of some volume flow back to beer.

Operating performance, particularly relating to efficiencies and reliability, are at record levels. Operating margins are up 80 basis points to 26.6%, notwithstanding the continued focus on cost productivity being offset somewhat by significant increases in raw material prices. Continued focus on operating performance and asset management boosted EVA growth to a creditable 19% on a five year compounded basis while working capital reflected improvement for the eighth consecutive year.

Marketing spend on new product development has increased, with a number of brands launched during the year and the company well positioned to go to market with exciting new offerings during this year. Sterling Light Lager was launched during the year and received immediate consumer acceptance. Redd's has gained significant share through the 660ml returnable pack. Brutal Fruit, launched as a new brand in June 2002, has shown significant potential but has been constrained by packaging supply limitations since its launch.

Castle was a major sponsor of the recent Cricket World Cup tournament held in South Africa. This event provided an excellent opportunity to support the brand with a new advertising campaign and promotional activity.

The Premium/Light market segment reflected double digit growth. Two of SABMiller's international brands, Pilsner Urquell and Miller Genuine Draft, will be added to this segment to broaden the local portfolio during the early part of the current financial year. This follows agreement between SAB Limited and Heineken NV that their joint venture in South Africa to brew and distribute the Heineken brand would end. The existing arrangement for the brewing and distribution of the Amstel brand through the SAB network remains unchanged.

Legislation on the revised Liquor Bill is expected to be finalised in 2003. It has again been confirmed that assurances from the relevant government department regarding the retention by manufacturers of their depots and their ability to deliver direct to retailers, remain intact.

Other Beverage Interests

Financial summary	**2003 US$m**	2002 US$m	% change
Turnover	**788**	676	17
- ABI	**594**	500	19
EBITA	**120**	95	27
- ABI	**98**	79	24
EBITA margin (%)	**15.3**	14.0	
- ABI	**16.5**	15.8	
Sales volumes (hls '000's)			
Soft drinks	***12,489***	*11,912*	5
ABI	***12,063***	*11,488*	5

Amalgamated Beverage Industries (ABI)

The South African consumer environment improved during the second half of the year under review, assisted by a strengthening of the rand and favourable tax measures in the recent Government budget. Against this background ABI succeeded in delivering good results, through volume growth and overhead productivity gains.

Sales volume grew 5% in the year: 4.1% in CSDs, and 22.3% in other soft drinks. This strong growth was a function of the good weather conditions, continued improvement in market execution, and organic as well as market share growth in certain areas of the expanding other soft drinks category.

Increased input costs and the adverse effect of mix changes towards lower margin returnable glass packs were countered by strong productivity gains, leading to a 24% increase in EBITA.

Appletiser

Appletiser recorded a significantly increased trading profit, building upon last year's successes with further volume growth in all markets other than the United Kingdom. Focused brand activity to increase consumer awareness and Appletiser brand equity in the United Kingdom has recently been implemented. Sales volumes in the remaining international markets grew 10%. Combined volumes for Appletiser and Grapetiser grew 16% in South Africa.

Distell

The group's 30% equity accounted listed associate, Distell, achieved sales volume growth in its domestic and international markets. Operating profit was significantly better, assisted by favourable sales mix at improved overall margins.

Hotels and Gaming

Financial summary	**2003 US$m**	2002 US$m	% change
Turnover	**212**	164	30
EBITA**	**42**	28	47
EBITA margin (%)	**19.7**	17.4	
*Revpar - dollar **	***$32.10***	*$23.98*	*34*

** Revenue per available room.*
*** Before exceptional profit on partial disposal of subsidiary US$4 million.*

Hotels and Gaming achieved good earnings growth with increased operational contributions from both segments. The transaction regarding the restructuring of SABMiller's Hotels and Gaming interests became unconditional on 31 March this year. This consolidated subsidiary will in future be accounted for as an associate. The new 'Tsogo Sun Group' is now set to pursue an independent future with the expectation that SABMiller's 49% shareholding will be reduced over time.

The hotel industry benefited from a significant increase in foreign visitor arrivals to South Africa which has driven strong operating profit growth for the period. Occupancies at 72% were well up from the 66% achieved last year. Average room rates increased by 19%, translating into an overall revpar increase of 34% to $32.10. The successful hosting of the World Summit on Sustainable Development and the Cricket World Cup were also contributing factors.

Gaming division's results were strongly influenced by the performance of Montecasino, the division's flagship casino and entertainment complex, which continues to trade well. The Gauteng casino market grew by approximately 15% when measured against the previous financial year, with Montecasino marginally gaining market share. Phase one of the Suncoast casino development in Durban was successfully opened in late November at a capital cost US$95 million.

Financial review

Segmental analysis

Our operating results by region are set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported profit measures – before exceptional items and amortisation of goodwill – provide additional and more meaningful information on trends to shareholders and allows for greater comparability between segments. Following a study of head office services, the group has introduced a method of allocation for head office service costs, which increased during the year as a result of the expansion of the group following the recent major acquisition. Segmental performance is reported after the specific apportionment of attributable head office service costs.

Accounting for volumes

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP but volumes are excluded. Contract brewing volumes are excluded from total volumes, however turnover from contract brewing is included within group turnover.

Acquisitions

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Philip Morris Companies Inc. (Philip Morris) in exchange for the issue of 430 million shares in SAB. The shares issued to Philip Morris comprise two classes of equity capital: ordinary shares and unlisted participating shares. The total of these shares is equivalent to an economic interest of 36.02% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Philip Morris' total voting rights have been capped at 24.99% of the votes exercisable at a general meeting. Further details of the acquisition, together with other acquisitions made in the year, are given in note 11. The enlarged SAB group was renamed SABMiller plc, and Philip Morris Companies Inc. was recently renamed Altria Group Inc.

Disposals

With effect on 31 March 2003, the group reduced its interests in the Hotels and Gaming division to 49%, through the disposal of all its holdings in the Southern Sun hotels group and the Tsogo Sun gaming group in exchange for cash and shares in a new company, Tsogo Sun Holdings. Further details are given in note 11.

Profit before tax

Profit before tax, excluding exceptional items and goodwill amortisation, of US$1,107 million was up 66% on prior year, reflecting performance improvements from established businesses, and the impact of acquisitions, offset by increased interest charges.

Exceptional items

The group recorded net exceptional items of US$66 million, comprising Tumwater (USA) brewery closure and impairment costs of US$35 million, Miller and related integration costs of US$23 million, Central America reorganisation costs of US$12 million and a profit of US$4 million on partial disposal of the group's holdings in the Hotels and Gaming group. This compares to prior year net exceptional items in Europe of US$8 million, comprising brewery closure costs in Romania at Pitesti of US$9 million and an impairment of the Ursus brewery in Romania of US$10 million offset by a release of a prior period impairment provision in the Czech Republic (US$11 million).

Treasury

Gross borrowings have increased to US$3,523 million from US$1,535 million at 31 March 2002, principally as a result of the US$2 billion of borrowings assumed with Miller Brewing Company. Net debt has also increased to US$2,962 million. The average loan maturity is less than 1.5 years and the average borrowing rate is now below 4.5%. Following these activities, the group's gearing increased at the year-end to 42.4% from last year's 40.8%. Nevertheless, the group has substantial unutilised borrowing facilities. A review of the group debt financial structure and debt refinancing proposals is taking place.

Interest

Net interest costs increased to US$163 million, a 65.9% increase on prior year's US$98 million. This increase is due primarily to the borrowings acquired with Miller, and interest cover is still viewed as satisfactory, at more than five times.

Taxation

The effective tax rate, before goodwill amortisation and exceptional items, is 33.6%. This, however, includes an exceptional US$9 million deferred tax credit in relation to tax losses in one of ABI's wholly owned subsidiaries which have been assessed in the year. Excluding this, the effective tax rate before goodwill amortisation is 34.4%. The increase compared to the prior year is attributable to increased profits earned in countries with higher effective tax rates.

Pensions

Historically, the group has had limited exposures associated with defined benefit pension schemes and post retirement benefits, with the ABI Pension Fund, which is in surplus, and the South African post retirement medical aid schemes, which are fully provided under SSAP24, being the most significant. With the acquisition of Miller, substantial defined benefit pension scheme and post retirement medical aid liabilities were assumed, which were fully provided under SSAP24 in the acquisition balance sheet. The updated valuations as at the year end, required for FRS17 disclosure purposes only, indicate a deficit on the Miller schemes in aggregate, in excess of amounts provided in the balance sheet, of some US$191 million, after taking account of the related deferred taxation. The group has no other significant exposures to pension and post retirement liabilities as measured in accordance with FRS17.

Goodwill

Intangible assets increased by US$4,647 million, due primarily to the inclusion of goodwill of US$4,673 million arising on the Miller acquisition in July 2002. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), all other goodwill being amortised over 20 years. The attributable amortisation charge for the year under review rose to US$250 million from last year's US$46 million.

Cash flow

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$1,483 million, from last year's US$904 million. The ratio of EBITDA to group turnover declined in the year to 17.9% (2002: 24.3%), with the reduction attributable to lower margins in recently acquired businesses.

Currency

During the first half of the financial year, the SA rand demonstrated significant weakness against the US dollar, before strengthening in the second half, and the currency ended the financial year at R7.91 to the US dollar. As a result the weighted average rand/dollar rate improved by 2.2% to R9.50 (compared with R9.71 in the prior year).

Dividend

The board has proposed a final dividend of 18.5 US cents making an unchanged total of 25 US cents per share for the year. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 30 July 2003. In the event that ratification takes place, the dividend will be payable on 8 August 2003 to shareholders on the London and Johannesburg Registers. The ex-dividend trading dates, as stipulated by the London Stock Exchange will be 9 July 2003 on the London Stock Exchange and 7 July 2003 on the Johannesburg Securities Exchange South Africa as stipulated by STRATE. As the group reports in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 16 May 2003, being the last practical date before the declaration date, will be used for conversion ($/£ = 1.6240 and R/$ = 7.8000), resulting in an equivalent final dividend of 11.3916 UK pence per share for UK shareholders and 144.3000 SA cents per share for RSA shareholders. The equivalent total dividend for the year for UK shareholders is 15.5081 UK pence (2002: 17.2931 UK pence) and for RSA shareholders is 207.0250 SA cents (2002: 250.6000 SA cents).

To comply with the requirements of STRATE in South Africa, from the close of business on 4 July 2003 until the close of business on 11 July 2003, no transfers between the UK and South African Registers will be permitted and no shares may be materialised or dematerialised.

The pro-rata interim dividend paid in US dollars to Altria on the 430,000,000 listed and unlisted shares held by them was apportioned to the number of days in which they held the shares for the first half year, and was calculated at 2.98360 US cents a share. The final dividend is to be paid in full, thus giving a total dividend of 21.48360 US cents a share.

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders in early July 2003 and the annual general meeting of the company will be held at 1100hrs on 30 July 2003.

SABMiller plc
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the years ended 31 March

	Notes	2003 Unaudited US$m	2002 Audited US$m
Turnover (including share of associates' turnover)	2	**9,112**	4,364
Continuing operations		**5,639**	4,364
Acquisitions		**3,473**	-
Less: share of associates' turnover (all continuing)		**(817)**	(647)
Group turnover	2	**8,295**	3,717
Net operating costs	3	**(7,492)**	(3,098)
Group operating profit	2	**803**	619
Continuing operations		**780**	619
Acquisitions		**23**	-
Share of operating profit of associates (all continuing)	2	**126**	85
Profit on partial disposal of subsidiary	4	**4**	-
Profit on ordinary activities before interest and taxation		**933**	704
Net interest payable		**(163)**	(98)
Group		**(142)**	(83)
Associates		**(21)**	(15)
Profit on ordinary activities before taxation		**770**	606
Taxation on profit on ordinary activities	5	**(349)**	(208)
Profit on ordinary activities after taxation		**421**	398
Equity minority interests		**(125)**	(105)
Profit for the financial year		**296**	293
Dividends		**(283)**	(187)
Retained profit for the financial year		**13**	106
Basic earnings per share (US cents)	6	**27.5**	40.7
Headline earnings per share (US cents)	6	**52.6**	48.0
Adjusted basic earnings per share (US cents)	6	**54.0**	48.7
Diluted earnings per share (US cents)	6	**27.8**	40.3
Adjusted diluted earnings per share (US cents)	6	**52.7**	47.7
Dividends per share (US cents)		**25.0**	25.0

On 9 July 2002, the group acquired the entire issued share capital of Miller Brewing Company, the results of which are shown as acquisitions in the table above. During the year and the previous year, the group made a number of other acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 11, these acquisitions were material to individual business segments, however, they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

SABMiller plc
CONSOLIDATED BALANCE SHEETS
at 31 March

	Notes	2003 Unaudited US$m	2002 Audited US$m
Fixed assets			
Intangible assets	7	**6,451**	1,804
Tangible assets		**3,244**	1,858
Investments		**1,365**	1,096
Investments in associates		**705**	462
Other fixed asset investments		**660**	634
		11,060	4,758
Current assets			
Stock		**456**	238
Debtors		**802**	405
Investments	10	**2**	45
Cash at bank and in hand	10	**559**	245
		1,819	933
Creditors – amounts falling due within one year		**(4,027)**	(1,160)
Interest bearing	10	**(2,409)**	(240)
Other		**(1,618)**	(920)
Net current liabilities		**(2,208)**	(227)
Total assets less current liabilities		**8,852**	4,531
Creditors – amounts falling due after one year		**(1,130)**	(1,311)
Interest bearing	10	**(1,114)**	(1,295)
Other		**(16)**	(16)
Provisions for liabilities and charges	8	**(743)**	(166)
Net assets		**6,979**	3,054
Shareholders' funds		**6,201**	2,309
Equity minority interests		**778**	745
Capital employed		**6,979**	3,054

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 31 March

	Notes	2003 Unaudited US$m	2002 Audited US$m
Net cash inflow from operating activities	9	**1,568**	975
Dividends received from associates		**27**	13
Returns on investments and servicing of finance			
Interest received		**39**	35
Interest paid		**(159)**	(100)
Interest element of finance lease rental payments		**(11)**	(12)
Dividends received from other investments		**3**	2
Dividends paid to minority interests		**(137)**	(96)
Net cash outflow from returns on investments and servicing of finance		**(265)**	(171)
Taxation paid		**(286)**	(179)
Capital expenditure and financial investments			
Purchase of tangible fixed assets		**(445)**	(266)
Sale of tangible fixed assets		**16**	16
Purchase of investments		**(21)**	(61)
Sale of investments		**3**	12
Net cash outflow for capital expenditure and financial investments		**(447)**	(299)
Acquisitions and disposals			
Purchase of subsidiary undertakings	11	**(52)**	(672)
Net cash / (overdraft) acquired with subsidiary undertakings		**6**	(2)
Sale of subsidiary undertakings	11	**44**	1
Net cash disposed with subsidiary undertakings		**(42)**	-
Purchase of shares from minorities	11	**(8)**	(32)
Purchase of shares in associates		**(6)**	(57)
Net funding from / (to) associates		**4**	(6)
Net cash outflow for acquisitions and disposals		**(54)**	(768)
Equity dividends paid to shareholders		**(203)**	(173)
Management of liquid resources			
Sale of short-term liquid instruments		**43**	12
Cash withdrawn from short-term deposits		**1**	7
Net cash inflow from management of liquid resources	10	**44**	19
Financing			
Issue of shares		**1**	401
Issue of shares to minorities		**3**	1
New loans raised	10	**190**	1,189
Repayment of loans	10	**(330)**	(892)
Net cash (outflow) / inflow from financing		**(136)**	699
Increase in cash in the year	10	**248**	116

SABMiller plc
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
for the years ended 31 March

	2003	2002
	Unaudited	Audited
	US$m	US$m
Profit for the financial year	**296**	293
Currency translation differences on foreign currency net investments	**428**	(212)
Other movements	**3**	8
Total recognised gains and losses for the year	**727**	89

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the years ended 31 March

	2003	2002
	Unaudited	Audited
	US$m	US$m
Profit for the financial year	**296**	293
Other recognised gains and losses relating to the year (net)	**431**	(204)
Goodwill written back on partial disposal of subsidiary	**8**	-
Dividends declared by SABMiller plc	**(283)**	(187)
Issue of shares to SABMiller shareholders	**3,440**	401
Net increase in shareholders' funds	**3,892**	303
Shareholders' funds at start of year	**2,309**	2,006
Shareholders' funds at end of year	**6,201**	2,309

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$167 million at 31 March 2003 (2002: US$151 million).

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2003 and 31 March 2002.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars.

In accordance with s240 of the Companies Act, 1985, as amended, the above statements do not set out the full group financial statements of SABMiller plc and its subsidiary undertakings. Group financial statements for 2003 will be delivered to the Registrar of Companies in due course. The board of directors approved this financial information on 21 May 2003. The financial information for the year ended 31 March 2002 does not comprise statutory accounts but has been extracted from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors' report was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act, 1985.

Safari Limited

On 27 September 1999, it was announced that SABMiller would purchase 10% of its own shares via a special purpose vehicle (Safari Limited) established and financed by SABMiller (Finance) BV, a wholly-owned overseas subsidiary of SABMiller plc. The purchase by Safari Limited was at an initial price of R44.05 per share representing a total cost of R3,408 million (US$560 million). In terms of the agreement, a top up payment of R5.95 per share, representing a total cost of R460 million (US$58 million) was made to the selling shareholders on 3 April 2001. SABMiller shares acquired by Safari Limited remain in issue and provide additional flexibility in the financing of future acquisitions by the SABMiller group.

Supplementary information

The accompanying consolidated supplementary information, which is unaudited, presents the profit and loss accounts and cash flow statements of the SABMiller plc group in South African rands, and for the second six month period of the years ended 31 March 2003 and 31 March 2002 in US dollars, together with the balance sheets at 31 March 2003 and 31 March 2002 in South African rands.

The exchange rates of rand to US dollars used in preparing the consolidated financial statements in the supplementary section were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2002	9.71	11.40
Year ended 31 March 2003	9.50	7.91

The weighted average exchange rates have been calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the group's businesses.

Accounting policies

These preliminary financial statements should be read in conjunction with the annual financial statements and the accounting policies laid down therein (which will be distributed in early July 2003). They have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom (UK GAAP), and all have been applied consistently throughout the current and preceding year, as set out in the annual report for the year ended 31 March 2002.

2. Segmental analysis

	Notes	Turnover		EBITA		EBITA margin	
		2003	2002	**2003**	2002	**2003**	2002
		Unaudited	Audited	**Unaudited**	Audited	**Unaudited**	Audited
		US$m	US$m	**US$m**	US$m	**%**	%
Business segment analysis							
Americas:							
North America		**3,473**	-	**250**	-	**7.2**	-
Central America		**514**	186	**56**	22	**10.8**	11.9
Europe		**1,646**	1,280	**275**	198	**16.7**	15.5
Africa and Asia		**1,209**	946	**233**	171	**19.2**	18.1
Associates' share		**(480)**	(367)	**(85)**	(54)	**17.7**	14.6
		729	579	**148**	117	**20.2**	20.3
South Africa:							
Beer South Africa		**1,270**	1,112	**338**	287	**26.6**	25.8
Other Beverage Interests		**788**	676	**120**	95	**15.3**	14.0
Associates' share		**(244)**	(212)	**(26)**	(19)	**10.5**	9.0
		544	464	**94**	76	**17.4**	16.3
Hotels and Gaming		**212**	164	**42**	28	**19.7**	17.4
Associates' share		**(93)**	(68)	**(21)**	(15)	**22.8**	22.5
		119	96	**21**	13	**17.3**	13.7
Central Administration		**-**	-	**(44)**	(35)	**-**	-
Group – excluding exceptional items		**9,112**	4,364	**1,270**	766	**13.9**	17.6
Associates' share		**(817)**	(647)	**(132)**	(88)	**16.1**	13.6
		8,295	3,717	**1,138**	678	**13.7**	18.3
Exceptional items	4						
North America		**-**	-	***(58)**	-	**-**	-
Central America		**-**	-	**(12)**	-	**-**	-
Hotels and Gaming		**-**	-	**4**	-	**-**	-
Europe		**-**	-	**-**	(8)	**-**	-
		-	-	**(66)**	(8)	**-**	-
Group – including exceptional items		**9,112**	4,364	**1,204**	758	**13.2**	17.4
Associates' share		**(817)**	(647)	**(132)**	(88)	**16.1**	13.6
		8,295	3,717	**1,072**	670	**12.9**	18.0

Analyses by business are based on the group's management structure.
** Includes US$6 million of integration costs incurred in other segments.*

2. Segmental analysis (continued)

	Notes	Net operating assets		Operating profit		Operating margin	
		2003	2002	**2003**	2002	**2003**	2002
		Unaudited	Audited	**Unaudited**	Audited	**Unaudited**	Audited
		US$m	US$m	**US$m**	US$m	**%**	%
Business segment analysis							
Americas:							
North America		**5,147**	-	**75**	-	**2.2**	-
Central America		**1,089**	1,135	**10**	7	**1.7**	3.5
Europe		**1,446**	1,253	**239**	168	**14.5**	13.1
Africa and Asia		**866**	728	**219**	162	**18.1**	17.2
Associates' share		**(424)**	(306)	**(79)**	(51)	**16.4**	13.8
		442	422	**140**	111	**19.3**	19.3
South Africa:							
Beer South Africa		**356**	263	**338**	287	**26.6**	25.8
Other Beverage Interests		**524**	355	**120**	95	**15.3**	14.0
Associates' share		**(114)**	(74)	**(26)**	(19)	**10.5**	9.0
		410	281	**94**	76	**17.4**	16.3
Hotels and Gaming		**# 167**	140	**42**	28	**19.7**	17.4
Associates' share		**# (167)**	(82)	**(21)**	(15)	**22.8**	22.5
		-	58	**21**	13	**17.3**	13.7
Central Administration		**(272)**	(193)	**(44)**	(35)	**-**	-
Group – excluding exceptional items		**9,323**	3,681	**999**	712	**11.0**	16.3
Associates' share		**(705)**	(462)	**(126)**	(85)	**15.3**	13.2
		8,618	3,219	**873**	627	**10.5**	16.9
Exceptional items	4						
North America		**-**	-	*** (58)**	-	**-**	-
Central America		**-**	-	**(12)**	-	**-**	-
Europe		**-**	-	**-**	(8)	**-**	-
		-	-	**(70)**	(8)	**-**	-
Group – including exceptional items		**9,323**	3,681	**929**	704	**10.2**	16.1
Associates' share		**(705)**	(462)	**(126)**	(85)	**15.3**	13.2
		8,618	3,219	**803**	619	**9.7**	16.6

 # Investment in new associate as at 31 March 2003.
** Includes US$6 million of integration costs incurred in other segments.*

2. Segmental analysis (continued)

		Capital expenditure		EBITDA		EBITDA margin	
		2003	2002	**2003**	2002	**2003**	2002
		Unaudited	Audited	**Unaudited**	Audited	**Unaudited**	Audited
	Notes	**US$m**	US$m	**US$m**	US$m	**%**	%
Business segment analysis							
Americas:							
North America		**87**	-	**348**	-	**10.0**	-
Central America		**40**	12	**90**	41	**17.8**	21.7
Europe		**169**	130	**387**	293	**23.5**	22.9
Africa and Asia		**42**	39	**166**	151	**22.8**	26.1
South Africa:							
Beer South Africa		**58**	47	**403**	343	**31.7**	30.9
Other Beverage Interests		**38**	23	**119**	89	**21.7**	19.2
Hotels and Gaming		**4**	13	**27**	21	**22.9**	22.1
Central Administration		**7**	2	**(36)**	(33)	**-**	-
Group – excluding exceptional items		**445**	266	**1,504**	905	**18.1**	24.3
Exceptional items	4						
North America		**-**	-	**(12)**	-	**-**	-
Central America		**-**	-	**(9)**	-	**-**	-
Europe		**-**	-	**-**	(1)	**-**	-
		-	-	**(21)**	(1)	**-**	-
Group – including exceptional items		**445**	266	**1,483**	904	**17.9**	24.3

3. Net operating costs

	2003 Unaudited US$m	2002 Audited US$m
Raw materials and consumable stores	**2,612**	1,096
Changes in stock of finished goods and work in progress	**(13)**	(6)
Excise duties	**1,472**	686
Employee costs	**1,015**	439
Depreciation of tangible fixed assets:	**344**	210
owned assets	**282**	170
leased assets	**7**	6
containers	**55**	34
Container breakages and shrinkage	**20**	10
Amortisation of intangible assets	**265**	51
Other operating income	**(95)**	(78)
Other operating charges	**1,798**	682
Impairment costs in South Africa	**4**	-
Brewery closure costs in Tumwater (USA)	**35**	-
Miller integration costs	**23**	-
Central America reorganisation costs	**12**	-
Brewery closure costs in Pitesti (Romania)	-	9
Asset impairment provision in Ursus (Romania)	-	10
Reversal of asset impairment provision in Velke Popovice (Czech)	-	(11)
	7,492	3,098

4. Exceptional items

The following items were treated as exceptional items by the group during the years ended 31 March:

	2003 Unaudited US$m	2002 Audited US$m
Recognised in operating profit:		
North America	**(58)**	-
Brewery closure costs in Tumwater (USA)	**(35)**	-
Miller integration costs	**(23)**	-
Central America		
Reorganisation costs	**(12)**	-
Europe	-	(8)
Brewery closure costs in Pitesti (Romania)	-	(9)
Asset impairment provision in Ursus (Romania)	-	(10)
Reversal of asset impairment provision in Velke Popovice (Czech)	-	11
	(70)	(8)
Taxation	**23**	-
Minority interests' share of the above items	**4**	1

4. Exceptional items (continued)

Following the acquisition of Miller Brewing Company, an operating review resulted in management announcing, on 10 January 2003, the closure of the Tumwater brewery effective from 1 July 2003. Total brewery closure costs amount to US$35 million and include the impairment of tangible fixed assets to net recoverable value (US$20 million) and rationalisation costs, including redundancy and associated closure costs (US$15 million).

The amalgamation of Miller Brewing Company with the rest of the group's business has given rise to integration costs amounting to US$23 million. These costs include consultancy fees, office closure costs and expenses related to the reorganisation of the Miller and Pilsner Urquell international businesses, including severance costs and international brand realignment costs.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, US$12 million of reorganisation costs have been incurred. These consist of retrenchment costs (US$6 million), consultancy fees (US$3 million) and other associated costs (US$3 million).

Following SABMiller's acquisition of Bere Timisoreana, an operating review resulted in management announcing, in March 2002, the rationalisation of the Pitesti brewery and a fair value adjustment/impairment of the Ursus brewery, ahead of merging the two legal entities. Closure costs and asset impairment totalled US$19 million.

In 2002 the PU group (Czech) reversed an impairment provision of US$11 million in respect of Velke Popovice, made at the date of acquisition. The reversal was occasioned by more resilient than expected volumes, and therefore improved capacity utilisation, at the brewery following national integration of the three subsidiaries in the country.

	2003	2002
	Unaudited	Audited
	US$m	US$m
Recognised after operating profit:		
Hotels and Gaming		
Gain on partial disposal (note 11)	**12**	-
Goodwill previously eliminated against reserves	**(8)**	-
Profit on partial disposal of subsidiary	**4**	-
Taxation	**-**	-

On 31 March 2003, as part of an empowerment deal announced on 12 December 2002, the group disposed of its holdings in the Southern Sun Hotels and Gaming group, in return for cash, a 49% interest in the ordinary share capital of Tsogo Sun Holdings (Pty) Ltd (TSH), together with R400 million (US$51 million) of preference shares in TSH. Effectively, the transaction has reduced the group's holding in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The group's investment in TSH is being equity accounted.

The partial disposal of the Hotel and Gaming interests has resulted in a gain of US$12 million, which consists of profit on the transaction, after taking into account costs of disposal. In addition, goodwill of US$8 million (which had been written off against reserves) has been taken into account.

5. Taxation on profit on ordinary activities

	2003	2002
	Unaudited	Audited
	US$m	US$m
Current taxation	**286**	173
- Charge for the year	**285**	174
- Under / (over) provision in respect of prior years	**1**	(1)
Withholding taxes and secondary taxation on companies	**13**	10
Share of associates' taxation charge	**30**	21
Total current taxation	**329**	204
Deferred taxation	**20**	4
- Charge for the year	**33**	3
- (Over) / under provision in respect of prior years	**(15)**	1
- Rate change	**2**	-
	349	208
Effective tax rate, before goodwill amortisation and exceptional items (%)	**33.6***	31.2

6. Earnings per share

	2003 Unaudited US cents	2002 Audited US cents
Basic earnings per share	**27.5**	40.7
Headline earnings per share	**52.6**	48.0
Adjusted basic earnings per share	**54.0**	48.7
Diluted earnings per share	**27.8**	40.3
Adjusted diluted earnings per share	**52.7**	47.7

The calculation of basic earnings per share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 1,076,143,990 (2002: 718,504,170).

At 31 March 2003 there were 12,051,400 share purchase options outstanding under the RSA Executive Share Purchase Scheme, 5,590,729 share purchase options outstanding under the SABMiller plc Executive Share Purchase Scheme (Approved Scheme and Unapproved (No 2) Scheme combined) and 1,680,615 conditional awards under the Performance Share Awards Scheme, which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,148,306,526, after adjusting for 72,162,536 weighted potentially dilutive shares arising from the share options and the guaranteed convertible bond, and the profit for the financial year as shown below, adjusted for an interest saving of US$24 million (after tax), on the 4.25% guaranteed convertible bond. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive shares, is US$7.33, compared with an average strike price on the outstanding options of US$6.58.

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ('IIMR')'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2003 Unaudited US$m	2002 Audited US$m
Profit for the financial year	**296**	293
Amortisation of goodwill	**271**	54
Brewery closure costs in Tumwater (Miller)	**35**	-
Profit on partial disposal of subsidiary	**(4)**	-
Impairment costs in South Africa	**4**	-
Profit on sale of fixed assets and investments	-	(4)
Brewery closure costs in Pitesti (Romania)	-	9
Asset impairment provision in Ursus (Romania)	-	10
Reversal of impairment provision in Velke Popovice (Czech)	-	(11)
Impairment costs in Africa	-	2
Tax effects of the above items	**(15)**	-
Minority interests' share of the above items	**(21)**	(7)
Headline earnings (basic)	**566**	346
Integration / reorganisation costs *	**35**	7
Tax effects of the above items	**(9)**	(2)
Deferred tax adjustments due to assessed loss (ABI)	**(9)**	-
Minority interests' share of above items	**(2)**	(1)
Adjusted earnings	**581**	350

** Comprises integration costs of Miller (US$23 million) and reorganisation costs in Central America (US$12 million) in the current year and reorganisation costs of Distell Group Limited and Central America in the prior year.*

7. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m
Net book amount			
At 31 March 2002 (audited)	1	1,803	1,804
At 31 March 2003 (unaudited)	-	**6,451**	**6,451**

The goodwill balance of US$6,451 million at the end of the year includes US$4,733 million due to acquisition activities. The acquisition of Miller Brewing Company resulted in US$4,673 million goodwill and other acquisitions within Europe, Central America and Africa and Asia added US$60 million.

Goodwill arising from acquisitions is being amortised over 20 years, with the exception of purchased goodwill in respect of ABI which the directors believe has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Limited (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill, as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2003 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$167 million at 31 March 2003 (2002: US$151 million).

8. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2001 (audited)	25	22	-	25	117	189
Exchange adjustments	(6)	(6)	-	(2)	(31)	(45)
Arising on the acquisition of subsidiary undertakings	-	-	-	9	11	20
Charged to profit and loss account	-	8	-	1	5	14
Utilised in the year	(5)	(3)	-	(5)	-	(13)
Transfer (to) / from creditors	-	(1)	-	2	-	1
At 31 March 2002 (audited)	**14**	**20**	**-**	**30**	**102**	**166**
Exchange adjustments	6	7	-	3	35	51
Arising on the acquisition of subsidiary undertakings	-	414	28	5	-	447
Arising on the disposal of subsidiary undertakings	-	(2)	-	-	-	(2)
Hindsight adjustments	-	8	-	5	-	13
Charged to profit and loss account	-	51	57	32	6	146
Utilised in the year	-	(16)	(50)	(9)	-	(75)
Transfer from / (to) creditors	-	3	-	(6)	-	(3)
At 31 March 2003 (unaudited)	**20**	**485**	**35**	**60**	**143**	**743**

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2002, US$5 million was further utilised in regard to the disposal of SAB Limited's remaining retail interests. The residual US$20 million relates mainly to the disposal of OK Bazaars (1929) Limited to Shoprite Holdings Limited (Shoprite). As disclosed in last year's annual report, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Limited of warranties contained in the sale agreements. These claims are being contested by SAB Limited and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that year end Shoprite have instituted action against the independent experts and SABMiller indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by Financial Reporting Standard 12 – 'Provisions, Contingent Liabilities and Contingent Assets' – has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for employees and their dependants in South Africa, for post-retirement medical and life insurance benefits for eligible employees and their dependants in North America, and pension provisions for employees in North and Central America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based will be disclosed in the group's annual report.

Insurance

Insurance provisions of US$35 million represent amounts provided in respect of claims made by employees for work-related accidents. Management estimates that the provision will be substantially utilised in the next one or two years.

Other provisions

At 31 March 2003 the group retained US$60 million of other provisions. The principal individual components of this amount are as follows:

The group has provided for brewery closure costs in Tumwater totalling US$15 million.

The group has recognised various provisions, totalling US$11 million at 31 March 2003, in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$8 million of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$8 million relate to Central America in order to comply with labour legislation relating to employee service terminations and rewards

9. Reconciliation of operating profit to net cash inflow from operating activities

	2003 Unaudited US$m	2002 Audited US$m
Operating profit	**803**	619
Depreciation		
tangible fixed assets	**289**	176
containers	**55**	34
Container breakages and shrinkage	**20**	10
Amortisation of intangible assets	**265**	51
Dividends received from other investments	**(3)**	(2)
Profit on sale of fixed assets	**(1)**	(3)
Impairment costs in South Africa	**4**	-
Brewery closure costs Tumwater (Miller)	**35**	-
Miller integration costs	**11**	-
Central America reorganisation costs	**3**	-
Brewery closure costs in Pitesti (Romania)	**-**	8
Asset impairment provision in Ursus (Romania)	**-**	10
Reversal of asset impairment provision in Velke Popovice (Czech)	**-**	(11)
Deferred income	**(3)**	1
Other non-cash movements	**5**	11
Net cash inflow from operating activities before working capital movements (EBITDA)	**1,483**	904
Increase in stock	**(44)**	(7)
Increase in debtors	**20**	(37)
Increase in creditors	**109**	115
Net cash inflow from operating activities	**1,568**	975

10. Analysis of net debt

	Cash at bank and in hand US$m	Over-draft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resour-ces US$m	Net debt US$m
At 31 March 2001 (audited)	165	(86)	79	(99)	(777)	(21)	(70)	(967)	53	(835)
Cash flow	105	11	116	133	(454)	17	7	(297)	(19)	(200)
Acquisitions (excluding cash and overdrafts)	-	-	-	(59)	(213)	-	-	(272)	11	(261)
Exchange adjustments	(25)	13	(12)	14	29	5	18	66	-	54
Change in maturity of net debt	-	-	-	(153)	153	(15)	15	-	-	-
Amortisation of loan costs	-	-	-	-	(3)	-	-	(3)	-	(3)
At 31 March 2002 (audited)	245	(62)	183	(164)	(1,265)	(14)	(30)	(1,473)	45	(1,245)
Cash flow	303	(55)	248	105	24	16	(5)	140	(44)	344
Acquisitions (excluding cash and overdrafts)	-	-	-	(8)	(2,000)	-	-	(2,008)	-	(2,008)
Disposals	-	-	-	2	7	-	-	9	-	9
Exchange adjustments	11	(1)	10	(33)	(19)	(6)	(11)	(69)	1	(58)
Change in maturity of net debt	-	-	-	(2,173)	2,173	(16)	16	-	-	-
Amortisation of loan costs	-	-	-	-	(4)	-	-	(4)	-	(4)
At 31 March 2003 (unaudited)	**559**	**(118)**	**441**	**(2,271)**	**(1,084)**	**(20)**	**(30)**	**(3,405)**	**2**	**(2,962)**

Note: Liquid resources comprise short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

The group's net debt is denominated in the following currencies:

	Denomination			
	US dollars US$m	Rand US$m	Other currencies US$m	Total US$m
Gross borrowings (including overdrafts)	(1,094)	(156)	(285)	(1,535)
Cash at bank and liquid resources	124	79	87	290
Net debt at 31 March 2002 (audited)	(970)	(77)	(198)	(1,245)
Gross borrowings (including overdrafts)	(3,081)	(91)	(351)	(3,523)
Cash at bank and liquid resources	349	98	114	561
Net debt at 31 March 2003 (unaudited)	**(2,732)**	**7**	**(237)**	**(2,962)**

11. Acquisitions and disposals

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2003:

Acquisitions for the year ended 31 March 2003, excluding the acquisition of the Miller Brewing Company which is separately disclosed below, had a net asset value of US$3 million and consideration of US$63 million, resulting in goodwill of US$60 million. The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were equal to book value.

In accordance with the group's accounting policy, the goodwill of US$60 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash consideration	13
Shares in subsidiaries	50
Total consideration	63

The principal acquisitions made by SABMiller include the following:

- East African Breweries Limited (EABL) and SABMiller Africa BV (SABMA) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreement, SABMA disposed of its subsidiary Castle Brewing Kenya Limited (CBKL) to EABL in exchange for a 20% shareholding in Kenya Breweries Limited, a subsidiary of EABL and EABL in turn disposed of its subsidiary Kibo Breweries Limited, in exchange for a 20% shareholding in SABMA's Tanzania Breweries Limited. To facilitate the deal SABMA bought out CBKL's minorities.
- Effective 1 May 2002, Cervejas de Mozambique (CDM) purchased the controlling interest, and management control, of Laurentina from Brasseries International Holdings (BIH), a subsidiary of the Castel group. As a result of the deal, the Laurentina brand has been successfully integrated into the CDM portfolio of brands.
- On 26 March 2003 regulatory approval was granted for Mysore Breweries Limited to acquire a 97.35% interest in Rochees Breweries Limited, thus replacing a contract brewing arrangement that was in place for the full year.

Miller

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Altria Group Inc. (formerly Philip Morris Companies Inc.) in exchange for the issue of 430 million shares in SAB. The shares issued to Altria comprise two classes of equity capital; ordinary shares and unlisted participating shares. The total of these shares is equivalent to an economic interest of 36.02% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Altria's total voting rights have been capped at 24.99% of the votes exercisable at a general meeting.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, are as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m
Tangible fixed assets	961	170	1,131
Intangible assets	357	(357)	-
Other investments	2	(1)	1
Stock	131	-	131
Debtors	503	(103)	400
Cash and cash equivalents	6	-	6
Creditors due within one year	(408)	12	(396)
Creditors due after one year	(2,007)	(2)	(2,009)
Provisions for liabilities and charges	(469)	22	(447)
	(924)	(259)	(1,183)
Minority interest	(24)	18	(6)
Net assets	(948)	(241)	(1,189)
Goodwill			4,673
Consideration			3,484

In accordance with the group's accounting policy, the goodwill of US$4,673 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

11. Acquisitions and disposals (continued)

Total consideration is comprised as follows:

	US$m
Cash consideration	46
Issue of shares	3,438
Consideration per the above fair value table	3,484

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets (1)	13
Intangible assets (2)	(357)
Other investments (3)	(1)
Debtors (4)	(135)
Creditors due within one year (5)	27
Creditors due after one year (6)	(2)
Provisions for liabilities and charges (7)	68
Minority interest (8)	18
Other adjustments	
Tangible fixed assets (1)	157
Debtors (4)	32
Creditors due within one year (5)	(15)
Provisions for liabilities and charges (7)	(46)
	(241)

The principal fair value adjustments may be explained as follows;

(1) land and buildings fair valued based on an independent valuation. Containers reclassified from stock. Depreciation lives brought into harmony with group policy;
(2) intangible assets reversed;
(3) investments reclassified to debtors;
(4) pension assets decreased to comply with UK GAAP. Deferred tax assets were adjusted to state taxes on a UK GAAP basis and to recognise the impact of fair value adjustments;
(5) distributor configuration accruals were reversed to conform to UK GAAP. Undisclosed liabilities and accruals were recorded. Pension and other provisions were reclassified to provisions for liabilities and charges to comply with UK GAAP. Sick pay and vacation accruals were increased to comply with UK GAAP;
(6) distributor configuration accruals were reversed to conform to UK GAAP;
(7) provisions for defined benefit pension and other post retirement benefits were increased to comply with UK GAAP. Deferred tax was adjusted to properly record taxes on a UK GAAP basis, to recognise the impact of fair value adjustments and reclassified to debtors; and
(8) minority interests were adjusted to align minorities due to other fair value adjustments.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash consideration for Miller	46
Cash consideration for rest of the group	13
Central America additional transaction costs	1
	60
Purchase of subsidiary undertakings per cash flow statement	52
Purchase of shares from minorities per cash flow statement	8
	60

11. Acquisitions and disposals (continued)

Hotels and Gaming

On 31 March 2003, SABMiller entered into an agreement with Tsogo Investment Holding Company (Pty) Ltd whereby SABMiller contributed its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, Tsogo Sun Holdings (Pty) Ltd (TSH), in exchange for ordinary shares representing 49% of TSH, R400 million (US$42 million) of TSH redeemable preference shares and US$43 million cash net of expenses. Effectively, the transaction has reduced the group's holding in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The transaction generated an after tax accounting profit of US$4 million calculated as follows:

	US$m
Tangible fixed assets	(75)
Other investments	(95)
Stock	(1)
Debtors	(16)
Cash and cash equivalents	(42)
Creditors due within one year	49
Creditors due after one year	7
Provisions for liabilities and charges	2
	(171)
Minority interest	1
Net assets disposed	(170)
Net proceeds on disposal	182
	12
Goodwill written back on disposal	(8)
Profit on disposal	4

The proceeds were comprised as follows:

	US$m
Net cash	43*
Investment in Tsogo Sun Holdings (49%)	97
R400 million of Tsogo Sun Holdings redeemable preference shares	42
	182

** Includes US$1 million accrued costs.*

Central America

On 29 November 2001, SABMiller plc acquired 58.4% of BevCo which owns interests in Honduras and El Salvador. The fair values of the assets and liabilities acquired were as follows:

	Provisional fair value US$m	Hindsight adjustments US$m	Final fair value US$m
Tangible fixed assets	227	13	240
Stock	47	(2)	45
Debtors	118	(4)	114
Cash and cash equivalents	25	-	25
Creditors due within one year	(148)	-	(148)
Creditors due after one year	(209)	-	(209)
Provisions for liabilities and charges	(15)	(7)	(22)
	45	-	45
Minority interest	(4)	-	(4)
Net assets	41	-	41
Goodwill	930	1	931
Consideration	971	1	972

In accordance with the group's accounting policy, the goodwill of US$931 million arising on consideration has been stated in the group's balance sheet as an intangible asset.

11. Acquisitions and disposals (continued)

Total consideration is comprised as follows:

	US$m
Cash consideration	548
Trading balances with Dole Inc set-off	24
Issue of shares to partner	400
Consideration per the above fair value table	972

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets [1]	(8)
Other adjustments	
Tangible fixed assets[2]	21
Stock [3]	(2)
Debtors [4]	(4)
Provisions for liabilities and charges [5]	(7)
	-

The principal fair value adjustments may be explained as follows:

(1) containers restated to align with group policy;
(2) non-specialised land and buildings fair valued based on an independent valuation. Containers written down to net realisable value or value in use;
(3) write-off of obsolete stock;
(4) write-off of irrecoverable debtors; and
(5) recognition of post retirement and other provisions, and the deferred tax asset thereon.

12. Post-balance sheet events

On 14 May 2003, the group announced it had reached an unconditional agreement to acquire a majority interest in Birra Peroni, the number two brewer in Italy, with options to increase the holding in the future. The transaction is expected to close within three weeks and SABMiller will have an initial stake of between 51% and 60%, to be determined on closing. The acquisition will be funded in cash, from existing resources.

A US$2 billion bank bridge facility was put in place with an initial one year term and a one year term out option. This facility was fully drawn on 15 May 2003 and used to repay the Miller US$2 billion syndicated bank loan. The intention is to refinance this facility in the international capital markets at an appropriate time within the bridge facility period.

On 21 May 2003, it was announced that SABMiller had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions the group well in the high growth Indian beer market.

SUPPLEMENTARY INFORMATION

Rand reporting

Half yearly reporting

SABMiller plc
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the years ended 31 March

	2003 Unaudited Rm	2002 Audited Rm
Turnover (including share of associates' turnover)	**86,564**	42,373
Continuing operations	**53,574**	42,373
Acquisitions	**32,990**	-
Less: share of associates' turnover (all continuing)	**(7,762)**	(6,276)
Group turnover	**78,802**	36,097
Net operating costs	**(71,170)**	(30,090)
Group operating profit	**7,632**	6,007
Continuing operations	**7,411**	6,007
Acquisitions	**221**	-
Share of operating profit of associates (all continuing)	**1,190**	828
Profit on partial disposal of subsidiary	**39**	-
Profit on ordinary activities before interest and taxation	**8,861**	6,835
Net interest payable	**(1,552)**	(956)
Group	**(1,353)**	(810)
Associates	**(199)**	(146)
Profit on ordinary activities before taxation	**7,309**	5,879
Taxation on profit on ordinary activities	**(3,312)**	(2,021)
Profit on ordinary activities after taxation	**3,997**	3,858
Equity minority interests	**(1,190)**	(1,020)
Profit for the financial year	**2,807**	2,838
Dividends	**(2,687)**	(1,813)
Retained profit for the financial year	**120**	1,025
Basic earnings per share (SA cents)	**260.9**	395.0
Headline earnings per share (SA cents)	**499.6**	466.6
Adjusted basic earnings per share (SA cents)	**513.0**	472.5
Diluted earnings per share (SA cents)	**264.1**	390.9
Adjusted diluted earnings per share (SA cents)	**500.4**	463.6

SABMiller plc
CONSOLIDATED BALANCE SHEETS
at 31 March

	2003 Unaudited Rm	2002 Audited Rm
Fixed assets		
Intangible assets	**51,029**	20,570
Tangible assets	**25,665**	21,180
Investments	**10,793**	12,488
Investments in associates	**5,574**	5,263
Other fixed asset investments	**5,219**	7,225
	87,487	54,238
Current assets		
Stock	**3,606**	2,714
Debtors	**6,347**	4,611
Investments	**11**	514
Cash at bank and in hand	**4,424**	2,793
	14,388	10,632
Creditors – amounts falling due within one year	**(31,852)**	(13,217)
Interest bearing	**(19,055)**	(2,736)
Other	**(12,797)**	(10,481)
Net current liabilities	**(17,464)**	(2,585)
Total assets less current liabilities	**70,023**	51,653
Creditors – amounts falling due after one year	**(8,938)**	(14,950)
Interest bearing	**(8,812)**	(14,761)
Other	**(126)**	(189)
Provisions for liabilities and charges	**(5,877)**	(1,887)
Net assets	**55,208**	34,816
Shareholders' funds	**49,053**	26,323
Equity minority interests	**6,155**	8,493
Capital employed	**55,208**	34,816

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 31 March

	2003 Unaudited Rm	2002 Audited Rm
Net cash inflow from operating activities	**14,895**	9,463
Dividends received from associates	**254**	122
Returns on investments and servicing of finance		
Interest received	**368**	339
Interest paid	**(1,510)**	(963)
Interest element of finance lease rental payments	**(106)**	(120)
Dividends received from other investments	**28**	23
Dividends paid to minority interests	**(1,303)**	(935)
Net cash outflow from returns on investments and servicing of finance	**(2,523)**	(1,656)
Taxation paid	**(2,715)**	(1,738)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(4,228)**	(2,583)
Sale of tangible fixed assets	**150**	157
Purchase of investments	**(197)**	(589)
Sale of investments	**32**	113
Net cash outflow for capital expenditure and financial investments	**(4,243)**	(2,902)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(495)**	(6,524)
Net cash / (overdraft) acquired with subsidiary undertakings	**54**	(16)
Sale of subsidiary undertakings	**419**	9
Net cash disposed with subsidiary undertakings	**(393)**	-
Purchase of shares from minorities	**(74)**	(317)
Purchase of shares in associates	**(56)**	(553)
Net funding from / (to) associates	**35**	(58)
Net cash outflow for acquisitions and disposals	**(510)**	(7,459)
Equity dividends paid to shareholders	**(1,927)**	(1,683)
Management of liquid resources		
Sale of short-term liquid instruments	**408**	119
Cash withdrawn from short-term deposits	**11**	69
Net cash inflow from management of liquid resources	**419**	188
Financing		
Issue of shares	**11**	3,901
Issue of shares to minorities	**28**	9
New loans raised	**1,801**	11,544
Repayment of loans	**(3,135)**	(8,664)
Net cash (outflow) / inflow from financing	**(1,295)**	6,790
Increase in cash in the year	**2,355**	1,125

SABMiller plc
SECOND SIX MONTHS CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period ended 31 March

	2003 Unaudited US$m	2002 Unaudited US$m
Turnover (including share of associates' turnover)	**5,135**	2,188
Continuing operations	**2,969**	2,188
Acquisitions	**2,166**	-
Less: share of associates' turnover	**(429)**	(330)
Group turnover	**4,706**	1,858
Net operating costs	**(4,287)**	(1,545)
Group operating profit	**419**	313
Continuing operations	**435**	313
Acquisitions	**(16)**	-
Share of operating profit of associates	**62**	43
Profit on partial disposal of subsidiary	**4**	-
Profit on ordinary activities before interest and taxation	**485**	356
Net interest payable	**(89)**	(52)
Group	**(77)**	(45)
Associates	**(12)**	(7)
Profit on ordinary activities before taxation	**396**	304
Taxation on profit on ordinary activities	**(201)**	(117)
Profit on ordinary activities after taxation	**195**	187
Equity minority interests	**(59)**	(55)
Profit for the financial period	**136**	132

SABMiller plc
SECOND SIX MONTHS CONSOLIDATED CASH FLOW STATEMENTS
for the period ended 31 March

	2003 Unaudited US$m	2002 Unaudited US$m
Net cash inflow from operating activities	**874**	509
Dividends received from associates	**14**	7
Returns on investments and servicing of finance		
Interest received	**20**	16
Interest paid	**(81)**	(66)
Interest element of finance lease rental payments	**(11)**	-
Dividends received from other investments	**2**	-
Dividends paid to minority interests	**(53)**	(25)
Net cash outflow from returns on investments and servicing of finance	**(123)**	(75)
Taxation paid	**(149)**	(82)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(259)**	(133)
Sale of tangible fixed assets	**5**	9
Purchase of investments	**(6)**	4
Sale of investments	**-**	(1)
Net cash outflow for capital expenditure and financial investments	**(260)**	(121)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(6)**	(590)
Net cash / (overdraft) acquired with subsidiary undertakings	**-**	13
Sale of subsidiary undertakings	**44**	-
Net cash disposed with subsidiary undertakings	**(42)**	-
Purchase of shares from minorities	**(1)**	(17)
Purchase of shares in associates	**-**	(49)
Net funding to associates	**-**	(2)
Net cash outflow for acquisitions and disposals	**(5)**	(645)
Equity dividends paid to shareholders	**(62)**	(45)
Management of liquid resources		
Sale of short-term liquid instruments	**3**	259
Cash withdrawn from short-term deposits	**1**	4
Net cash inflow from management of liquid resources	**4**	263
Financing		
Issue of shares	**-**	398
Issue of shares to minorities	**-**	-
New loans raised	**35**	78
Repayment of loans	**(111)**	(229)
Net cash (outflow) / inflow from financing	**(76)**	247
Increase in cash in the period	**217**	58

SABMiller plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Duke Street
Woking
Surrey, England
GU21 5BH
Telefax +44-1483-264117
Telephone +44-1483-264000

Head Office
One Stanhope Gate
London, England
W1K 1AF
Telefax +44-20-7659-0111
Telephone +44-20-7659-0100

Internet address
http://www.sabmiller.com

Investor Relations
anna.millersalzman@sabmiller.com
Telephone +44-20-7659-0100

Independent Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London, England
WC2N 6RH
Telefax +44-20-7804-4770
Telephone +44-20-7583-5000

Registrar (United Kingdom)
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, England
BR3 4TU
Telefax +44-20-8658-3430
Telephone +44-208 639-2157 (outside UK)
0870-162-3100 (from UK)

Registrar (South Africa)
Computershare Investor Services Limited
70 Marshall Street,
Johannesburg
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27-011-370-5487
Telephone +27-011-370-5000

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America
Telefax +1-212-815-3050
Telephone +1-212-815-2051

Internet http://www.bankofny.com
Toll free 1-888-269-2377 (USA & Canada)